UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 11, 2005 (May 10, 2005)

Behringer Harvard Short-Term Opportunity Fund I LP

(Exact Name of Registrant as Specified in Its Charter)

Texas	**000-51291**	**71-0897614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

15601 Dallas Parkway, Suite 600, Addison, Texas 75001

(Address of principal executive offices)

(Zip Code)

(866) 655-1620

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   **Regulation FD Disclosure**

On May 10, 2005, Behringer Harvard Short-Term Opportunity Fund I LP, ("the Registrant") issued a press release, which is attached hereto as Exhibit 99.1, announcing the upcoming distribution to its investors of $1,096,000, which represents the approximate estimated gain allocated to the April 6, 2005 sale of 1.6 acres of undeveloped land (the "Development Property") that adjoins improved property and is collectively known as the Woodall Rodgers Property, located in Dallas, Texas. The distribution is expected to be made before the end of May 2005 to limited partners of record as of May 15, 2005. The Woodall Rodgers Property, acquired by the registrant on February 11, 2004, includes the Development Property described above as well as a five-story office building containing approximately 74,090 rentable square feet and a free-standing single-story bank office building with drive-through lanes, both located on approximately 1.7 acres subject to a ground lease that expires in 2097.

Because the Development Property as purchased was a component of a larger group of assets, the tax implications of the sale and this distribution to the Registrant's investors cannot be determined at this time. However, the tax characteristics of this distribution will be determined and communicated to the Registrant's limited partners, along with all other tax information for the year ended December 31, 2005, reported on the regularly distributed Schedule K-1s no later than March 31, 2006.

Pursuant to General Instruction B.2 of Form 8-K, the information contained in this Current Report on Form 8-K and the press release attached to this Current Report on Form 8-K as Exhibit 99.1 is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") nor shall they be incorporated into future filings under the Securities Act of 1933, as amended, or under the Exchange Act, unless expressly set forth in such future filing that such information is to be considered "filed" or incorporated by reference therein.

Item 9.01   **Financial Statements and Exhibits**

(c)   Exhibits.

The following exhibits are filed herewith in accordance with Item 601 of Regulation S-K:

99.1   Press Release dated May 10, 2005 announcing the distribution of the gain on the sale of the Development Property

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Behringer Harvard Short-Term Opportunity Fund I LP

By: Behringer Harvard Advisors II LP
          Co-General Partner

Dated: May 11, 2005   By: /s/ Gary S. Bresky
                                   Gary S. Bresky
                                   Chief Financial Officer and Treasurer